Mail Stop 3561

May 12, 2006

Miggie E. Cramblit
Vice President and General Counsel
DPL Inc.
1065 Woodman Drive
Dayton, OH 45432

> **Re:** **DPL Inc.**
> **Registration Statement on Form S-4**
> **Filed March 30, 2006**
> **File No. 333-132862**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 1-9052**

Dear Ms. Cramblit:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements, page 53

Note 11. Discontinued Operations, page 76

1. We have reviewed your response to comment 1 in our letter dated April 18, 2006. While we recognize that your financial asset portfolio represented a significant portion of your business, it remains unclear how it met the scope requirements of SFAS 144. As you noted in your response, the FASB Action Alert Publication No. 01-42 clarified that if a component of an entity has operations that include,

but are not limited to, operations related to an equity method investment or other asset that is excluded from the scope of the Statement and the conditions for discontinued operations are met, all of the operations of the component should be reported in discontinued operations. In your response, please specifically focus on how you concluded the operations of the private equity funds were not limited to operations related to cost or equity method investments. In this regard, you may want to address whether the non-regulated subsidiary, which encompassed the financial asset portfolio, met the definition of a business as described in EITF 98-3. Further, you state that you concluded the private equity funds were long-lived assets that qualified as a disposal group as defined in paragraph 4 of SFAS 144. This guidance states that "if a long-lived asset is part of a group that includes other assets and liabilities not covered by this Statement, this Statement applies to the group." It appears to us that the private equity funds as a group may be comprised entirely of cost and equity method investments, which are not covered by the Statement. In this regard, please clarify how you concluded the private equity funds qualify as an asset group as defined in paragraph 4.

2. If you are able to continue to conclude that the private equity funds are within the scope of SFAS 144, tell us in greater detail how you concluded that the 46 private equity funds as a group, rather than each individual fund, represent a component of an entity. Specifically address how you considered the fact that the sale of each fund required the approval of the respective general partner. Further, with reference to paragraphs 7(b) and 17 of EITF 03-13, please tell us in greater detail how you concluded the operations and cash flows of the component have been or will be eliminated. In doing so, specifically tell us how you considered this guidance with respect to the funds in which you transferred the economic aspects to AlpInvest Lexington 2005, LLC, but did change ownership of the interests.

***

As appropriate, please respond to these comments within 10 days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Miggie E. Cramblit
DPL Inc.
May 12, 2006
Page 3

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Kimberly M. Reisler, Esq.
     Thelen Reid & Priest LLP
     VIA FAX (212) 603-2001